Stradley Ronon Stevens & Young, LLP

1250 Connecticut Avenue, N.W., Suite 500

Washington, D.C. 20036

Telephone  202-822-9611

Fax  202-822-0140

www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

              November 29, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. James E. O’Connor, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Mr. O’Connor:

On behalf of Nationwide Mutual Funds (the “Registrant”) and the Nationwide Growth Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on October 31, 2011, with regard to Post-Effective Amendment No. 113 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 16, 2011, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fees and Expenses

1.
Comment:  Footnote 1 of the Fees and Expenses table states that “Other Expenses” have been restated to reflect a new methodology for the allocation of certain Fund expenses.  If the amount of “Other Expenses” resulting from the new methodology is lower than that shown in the statement of operations it cannot be presented in the fee table.  The new method may only be used if the effect is to increase the amount of other expenses that would otherwise be shown in the fee table.  (Page 2).

Response:  The Registrant respectfully submits that the restatement of expenses to reflect the new methodology for the allocation of Fund expenses (i.e., the addition of new contractual fee rates for fund administration and transfer agency services), regardless of whether the restatement results in an increase or decrease in Fund expenses, is required by Instruction 3(d)(ii) – (iii) to Item 3 of Form N-1A (the “Instruction”).  As you know, the Instruction requires the restatement of the expense information if there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the fees and expense table.  The Instruction states that a change in Annual Fund Operating Expenses “means either an increase or a decrease in expenses that occurred during the most recent fiscal year or that is expected to occur during the current fiscal year. (emphasis added)”  The Instruction also adds that a change in Annual Fund Operating Expenses “does not include a decrease in operating expenses due to economies of scale or breakpoints in a fee arrangement resulting from an increase in the Fund’s assets.”  The decrease in expenses was due to a new methodology for the allocation of certain Fund expenses and not due to economies of scale or breakpoints in a fee arrangement from an increase in Fund assets.  Accordingly, the restatement of the expenses and the disclosure in the accompanying footnote to the fees and expenses table are compliant with the requirements of the Instruction.

2.	Comment: Footnote 2 of the Fees and Expenses table states that “certain other expenses” are excluded from the expense limitation agreement. Identify the “certain other expenses.” (Page 2).

Response:  We have revised the footnote to reflect all expenses excluded from the terms of the expense limitation agreement.  The relevant disclosure in the footnote, which now includes revisions responsive to other comments from the Staff, reads:

U.S. Securities and Exchange Commission

Under both the Expense Limitation Agreement and the Amended Expense Limitation Agreement, the levels to which operating expenses are limited apply to all share classes, excluding any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses  which are capitalized in accordance with generally accepted accounting principles and expenses incurred by the Fund in connection with any merger or reorganization, and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business.

3.
Comment: Footnote 2 of the Fees and Expenses table states that the expense limitation agreement remains in effect “until at least February 29, 2012.”  The effect and the footnote description of the expense limitation agreement may only be shown in the fee table if it is in effect for at least one year from the effective date of the registration statement.  See Instruction 3(e) to Item 3.  (Page 2).

Response:  The Registrant and Nationwide Fund Advisors (the “Adviser”) have agreed to amend the expense limitation agreement, as of January 1, 2012, to substantially limit operating expenses to 0.65%, down from 1.12%.  Pursuant to the amendment, the expense limitation agreement will be in effect until at least February 28, 2013.  Accordingly, the expense limitation agreement will be in effect for at least one year from the effective date of the registration statement.  We have revised footnote 2 to reflect the amendment to the expense limitation agreement.

4.
Comment:  Footnote 2 of the Fees and Expenses table states that the expense limitation agreement may be changed only with the “consent of the Board of Trustees.”  Inform us whether the board has any expectation that it may consent to changing or eliminating the agreement.  (Page 2).

Response:  The Registrant currently is not aware of any expectation that the Board of Trustees may consent to changing or eliminating the expense limitation agreement.

5.
Comment:  Footnote 3 of the Fees and Expenses table states that the Trust and Adviser entered into a fee waiver agreement that remains in effect “until at least June 30, 2012.”  The effect and footnote description of the expense limitation agreement may only be shown in the fee table if it is in effect for at least one year from the effective date of the registration statement.   Instruction 3(e) to Item 3.  (Page 2).

Response:  As noted in the response to Comment 3, the expense limitation agreement will be amended as of January 1, 2012, to limit fund expenses to 0.65%, down from 1.12%.  Given the substantial decrease in fund expenses due to increased fee waivers by the Adviser, the Trust and the Adviser agreed that the Adviser’s prior agreement to waive 0.04% fee waiver agreement will be

U.S. Securities and Exchange Commission

subsumed in the amendment to the expense limitation agreement such that the 0.47% decrease in fund expenses would be inclusive of the 0.04% fee waiver.  Accordingly, prior footnotes 2 and 3 have been combined into a single disclosure in a new footnote 2 that now reads as follows:

Nationwide Mutual Funds (the “Trust”) and Nationwide Fund Advisors (the “Adviser”) have entered into a written contract limiting operating expenses to 1.12% (“Expense Limitation Agreement”), as well as a separate written contract pursuant to which the Adviser has agreed to waive 0.04% in addition to any amounts it waives pursuant to the Expense Limitation Agreement (“Supplemental Fee Waiver Agreement”). Effective January 1, 2012, both the Expense Limitation Agreement and the Supplemental Fee Waiver Agreement will be replaced by a written amendment to the Expense Limitation Agreement limiting operating expenses to 0.65% until at least February 28, 2013 (“Amended Expense Limitation Agreement”). Under both the Expense Limitation Agreement and the Amended Expense Limitation Agreement, the levels to which operating expenses are limited apply to all share classes, excluding any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and expenses incurred by the Fund in connection with any merger or reorganization, and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. All of these contracts may be changed or eliminated at any time but only with the consent of the Board of Trustees of the Trust. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser (except for amounts waived under the Supplemental Fee Waiver Agreement), provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses.

Example

6.	Comment: Please confirm to us that the effects of the two expense limitation agreements are not shown in the example. (Page 3).

Response:  Pursuant to Instruction 4(a) to Item 3 of Form N-1A, the Example reflects the expense limitation and fee waiver agreements only for the periods for which the agreements are expected to continue.

U.S. Securities and Exchange Commission

7.           Comment: Please explain to us the calculation of the expenses shown in the example.  (Page 3).

Response:  The expenses shown in the Example were calculated in accordance with Instruction 4 to Item 3 of Form N-1A.

How the Fund Invests: Nationwide Growth Fund: Principal Investment Strategies

8.
Comment:  We do not believe that the range of companies in the Russell 1000 Index is an appropriate proxy for the Fund to use to define the term “large-cap.”   The Russell 1000 is an index that focuses on the larger company segment of the Russell 3000 Index, which is an index constructed based on how widely company shares are held.  The Russell 1000 does not make any representation that all of the companies whose shares are included in the index (even as of the rebalance date) are large-cap companies.   In fact, the low end of the market cap range of companies in the Russell 1000 Index – currently $1.8 billion – includes companies generally defined as mid-cap.   We note that, in the case of an index fund that identifies itself as large-cap by reference to the Russell 1000 Index, because the mid-cap companies in the index are a tiny percentage of the index, there is no potential for abuse.   However, in the case of actively managed funds, which could consider themselves free to invest to any extent in any size companies within the range of companies in an index, there is a potential for abuse.   Based on its definition of “large-cap,” the Fund could be entirely invested in mid-cap stocks and yet be entirely invested within large-cap companies according to the definition it has set up.   To eliminate the possibility that investors could be misled with respect to the meaning of the term “large-cap,” define the market capitalization of the companies that the adviser will treat as “large-cap” by reference to a generally accepted market capitalization range for large-cap companies.  (Page 5).

Response:  The Fund defines large-cap stocks as those that have a capitalization within the capitalization range of the Russell 1000 Index.  The Registrant respectfully submits that its use of the Russell 1000 Index to define large-cap stocks is reasonable and, therefore, consistent with prior SEC staff guidance.  Specifically, although the Fund’s investment in large-cap stocks is not subject to Rule 35d-1, the staff’s responses in Frequently Asked Questions about Rule 35d-1 (Investment Company Names) released by the SEC on December 4, 2001, permit funds to use any reasonable definition of such terms as “large-cap,” “mid-cap” or “small-cap.”  The staff stated,

As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus.  In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry

U.S. Securities and Exchange Commission

indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. (emphasis added)

The Funds have defined the term “large-cap” using a well-known industry index (the Russell 1000 Index) as permitted by the aforementioned SEC guidance.  According to Russell’s website,

[The] Russell 1000 Index measures the performance of the large-cap segment of the U.S. equity universe.  It is a subset of the Russell 3000® Index and includes approximately 1,000 of the largest securities based on a combination of their market cap and current index membership. The Russell 1000 represents approximately 92% of the Russell 3000 Index [based on market capitalization at the time of index reconstitution].  The Russell 1000 Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected.

As a result, we believe the Fund’s definition of large-cap stocks complies with SEC guidance.  In addition, from an anecdotal point of view, there are a significant number of funds in the industry that define large-cap stocks based on the capitalization range of the Russell 1000 Index.  In summary, we believe that the Fund’s definition of large-cap stocks using the Russell 1000 Index capitalization range complies with relevant SEC guidance and is consistent with industry practice.

Investing With Nationwide Funds: Class A Shares

9.
Comment: Does the Fund impose sales charges on reinvested capital gains distributions or returns of capital?  If so, disclose that treatment here and include the bracketed words in the third caption of the shareholder fees section of the fee table.  See Instruction 2(a)(iii) to Item 3.  (Page 9).

Response: No, the Fund does not impose sales charges on reinvested capital gains distributions or returns of capital.  However, the following disclosure was added to page 9 of the prospectus at the end of the section headed “Class A Shares:”

No front-end sales charge applies to Class A shares that you buy through reinvestment of Fund dividends or capital gains.

Investing With Nationwide Funds: Exchanging Shares

10.
Comment: Investors often do not understand that an exchange of shares is a taxable sale, despite the fact that they do not receive any proceeds.  Please state here, as well as in the tax section, that an exchange is a sale that will result in

U.S. Securities and Exchange Commission

taxable gain or loss if the funds are not part of an IRA or pension plan. (Page 16).

Response: Page 20 of the prospectus, under the heading “Selling and Exchanging Shares,” includes the following disclosure:

Selling your shares may result in a realized capital gain or loss, which is subject to federal income tax.  For tax purposes, an exchange from one Nationwide Fund to another is the same as a sale.  For individuals, any long-term capital gains you realize from selling Fund shares are taxed at a maximum rate of 15% (or 0% for individuals in the 10% and 15% federal income tax rate brackets). Short-term capital gains are taxed at ordinary income tax rates. If you redeem Fund shares for a loss, you may be able to use this capital loss to offset any other capital gains you have.

The Registrant believes that this disclosure is sufficient to satisfy the requirements of Form N-1A.

Investing With Nationwide Funds: Fair Valuation

11.	Comment: Please mention the requirements of Rule 22c-2 regarding shareholder information agreements. (Page 18).

Response:  We respectfully decline to make this change, as it does not appear to be required by Form N-1A or by Rule 22c-2 under the Investment Company Act of 1940.

Statement of Additional Information

Fundamental Investment Restrictions:  Each of the Funds

12.
Comment: The second bullet states that each of the Funds “May not (except the Nationwide International Value Fund and Nationwide U.S. Small Cap Value Fund) borrow money or issue senior securities except that each Fund may enter into reverse repurchase agreements and may otherwise borrow money and issue senior securities as and to the extent permitted by the 1940 Act or any rule, order or interpretation thereunder.”  Both investors and employees of the adviser and the sub-adviser need to know the extent to which the law and staff positions permit the Fund to borrow or issue senior securities.   Under Section 18(f)(1) an open-end fund may not issue senior securities, although borrowings from banks that continuously satisfy the 300% asset coverage requirement are permitted.  Accordingly, please explain for the benefit of investors and the adviser’s employees that the Fund will not borrow from banks, except to the extent that it continuously maintains 300% asset coverage on the borrowings.   Please also explain that the Fund may only enter into reverse repos and issue securities that

U.S. Securities and Exchange Commission

would otherwise be senior securities to the extent that it sets aside, and marks to market daily, liquid securities equal to the Fund’s potential obligation or economic exposure under the instruments, as required by Release 10666.   (Page 47).

Response:  The Registrant respectfully declines to make the Staff’s suggested revisions to its fundamental investment restrictions.  Neither Item 16(c) of Form N-1A nor the accompanying Instruction to the Item require a statement or an explanation of the relevant statutes or staff positions with respect to the items for which the Fund’s policies must be described.  In fact, Paragraph C.1(c) of the General Instructions to Form N-1A clearly states that responses to Items should avoid “restating legal or regulatory requirements to which Funds generally are subject.”

13.
Comment: With respect to the fifth bullet, the Fund must define its policy not to concentrate in terms of the concentration limit applicable to open-end funds.  See Instruction 4 to Item 9(b)(1).  Remove “total” and “or more” from the fifth Investment Restriction so that the first sentence reads, “May not . . . purchase the securities of any issuer if, as a result, 25% (taken at current value) of the Fund’s assets would be invested in the securities of issuers, the principal activities of which are in the same industry.”  (Page 47).

Response:  The Registrant respectfully declines to comply with the suggested revisions to the Fund’s concentration policy.  As you know, the Investment Company Act does not include the definition of “concentration.”  However, the SEC has made general statements that a fund is “concentrated” in a particular industry if the fund invests more than 25% of its total or net assets (the SEC has used both) in a particular industry or group of industries.  See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Rel. No. IC-29776 (Aug. 31, 2011).  Therefore, the Registrant submits that, in view of the fact that “concentration” is not a defined term under the Investment Company Act, the concentration policy, as stated, comports with the requirements of Section 8(b)(1), Form N-1A and the SEC’s statements.  Moreover, as the SEC stated in the above referenced release, funds are prohibited from deviating from their concentration policy “as recited in their registration statement” without obtaining shareholder approval.  See id.  Accordingly, the Respondent submits that any change to the stated fundamental investment restrictions without shareholder approval is prohibited.

14.
Comment: With respect to the sixth bullet, both investors and employees of the adviser and the sub-adviser need to know the extent to which the fund is permitted to enter into lending arrangements.   Please clarify that the Fund’s lending of its securities and making of any other loans are subject to the continuing 300% asset coverage requirement of Section 18(f)(1) of the 1940 Act.  See “The Brinson Funds” No-Action Letter, November 25, 1997.   In addition, please clarify that the obligations of the sellers to repurchase securities under repurchase

U.S. Securities and Exchange Commission

agreements must be “collateralized fully” as that term is defined in Rule 5b-3.  Please explain to us the role of the board with respect to the Fund’s lending activities.  Please also confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.  (Page 47).

Response:  The Registrant respectfully declines to make the Staff’s suggested revisions to its fundamental investment restrictions.  Neither Item 16(c) of Form N-1A nor the accompanying Instruction to the Item require a statement or an explanation of the relevant statutes or staff positions with respect to the items for which the Fund’s policies must be described.  In fact, Paragraph C.1(c) of the General Instructions to Form N-1A clearly states that responses to Items should avoid “restating legal or regulatory requirements to which Funds generally are subject.”

Fundamental Investment Restrictions: The Index Funds

15.
Comment: The Fund must spell out its policy not to concentrate in terms of the concentration limit applicable to open-end funds.  See Instruction 4 to Item 9(b)(1).  Remove the phrases “or more than” and “total” from the first sentence so that it reads, “as a result, 25% (taken at current value) of the Fund’s assets would be invested . . . .”  (Page 48).

Response: Please see the Respondent’s response to Comment 13.

Fundamental Investment Restrictions: The Nationwide Enhanced Income Fund, Nationwide International Value Fund and Nationwide U.S. Small Cap Value Fund

16.
Comment: The Fund must describe its policy not to concentrate in terms of the concentration limit applicable to open-end funds.  See Instruction 4 to Item 9(b)(1).  Remove “or more” and “total” from the sentence “[m]ay not purchase the securities of any issuer if, as a result, 25% or more (taken at current value) . . . ” so the sentence reads, “as a result, 25% (taken at current value) of the Fund’s assets would be invested in the securities of issuers, the principal activities of which are in the same industry; provided, that in replicating the weightings of a particular industry in its target index, a Fund may invest more than 25% of its assets . . . .”  (Page 48).

Response: Please see the Respondent’s response to Comment 13.

Fundamental Investment Restrictions: The Nationwide International Value Fund and Nationwide U.S. Small Cap Value Fund

17.
Comment: Investors and employees should be informed about the applicable rules and interpretations.  Please explain that the Fund may only sell securities short, enter into reverse repos, and issue what would otherwise be senior securities to

U.S. Securities and Exchange Commission

the extent that it sets aside, and marks to market daily, liquid securities equal to the Fund’s potential obligation or economic exposure under the instruments, as required by Release 10666.  (Page 48).

Response:  The Registrant respectfully declines to make the Staff’s suggested revisions to its fundamental investment restrictions.  Neither Item 16(c) of Form N-1A nor the accompanying Instruction to the Item require a statement or an explanation of the relevant statutes or staff positions with respect to the items for which the Fund’s policies must be described.  In fact, Paragraph C.1(c) of the General Instructions to Form N-1A clearly states that responses to Items should avoid “restating legal or regulatory requirements to which Funds generally are subject.”

Non-Fundamental Investment Restrictions: Each Fund may not:

18.
Comment: The first bullet states that the Funds may not sell securities short unless they cover such short sales “as required by the current rules and positions of the SEC or its staff.”  These rules and positions of the staff need to be explained.  Please explain that the Fund may only enter into short sales and other derivative transactions to the extent that it sets aside, and marks to market daily, liquid securities equal to the Fund’s potential obligation or economic exposure under the instruments, as required by Release 10666.  (Page 48).

Response:  The Registrant respectfully declines to make the Staff’s suggested revisions to its fundamental investment restrictions.  Neither Item 16(c) of Form N-1A nor the accompanying Instruction to the Item require a statement or an explanation of the relevant statutes or staff positions with respect to the items for which the Fund’s policies must be described.  In fact, Paragraph C.1(c) of the General Instructions to Form N-1A clearly states that responses to Items should avoid “restating legal or regulatory requirements to which Funds generally are subject.”

19.
Comment: The fourth bullet states that the Funds may not pledge, mortgage or hypothecate any assets owned by any Fund in excess of 33 1/3% of the Fund’s total assets “at the time of” such pledging, mortgaging or hypothecating.  This statement is not correct.  Explain that this is a continuing coverage requirement under section 18(f)(1), whose application was clarified by the “Salomon Brothers” no-action letter (pub. avail. May 4, 1975).  (Page 49).

Response:  We have added the following clarifying language on page 48 with respect to the statement of non-fundamental investment restrictions regarding the pledging, mortgaging or hypothecating of Fund assets:

A Fund’s obligation not to pledge, mortgage, or hypothecate assets in excess of 33 1/3% of the Fund’s total assets with respect to permissible

U.S. Securities and Exchange Commission

borrowings or investments, as described above, is a continuing obligation and such asset segregation and coverage must be maintained on an ongoing basis.

In addition, the Registrant will seek the approval of its Board of Trustees to amend the actual statement of the relevant non-fundamental investment restrictions so as to clarify the ongoing nature of each Fund’s obligation not to pledge, mortgage, or hypothecate assets in excess of 33 1/3% of the Fund’s assets.

Non-Fundamental Investment Restrictions: The Nationwide International Value Fund and U.S. Small Cap Value Fund

20.
Comment: The bullet states that the Funds may not pledge, mortgage or hypothecate any assets owned by any Fund in excess of 33 1/3% of the Fund’s total assets “at the time of” such pledging, mortgaging or hypothecating.  This statement is not correct.  Explain that this is a continuing coverage requirement under section 18(f)(1), whose application was clarified by the “Salomon Brothers” no-action letter (pub. avail. May 4, 1975).  (Page 49).

Response:  Please see the Respondent’s response to Comment 19.

Non-Fundamental Investment Restrictions: The Nationwide U.S. Small Cap Value Fund may not:

21.
Comment: The first sentence after the bullets states, “If any percentage restriction or requirement described above is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in net asset value will not constitute a violation of such restriction or requirement.”  This statement is not correct.  The 300% asset coverage requirement of Section 18(f)(1) and the asset segregation requirement of Release 10666 must be maintained on a continuing basis.  Please correct this statement.  (Page 49).

Response:  Please see the Respondent’s response to Comment 19.

U.S. Securities and Exchange Commission

Non-Fundamental Investment Restrictions: Each Fund may not:

22.	Comment: In the bullet and the paragraph below, summarize the applicable limitations of Section 12(d)(1). (Page 49).

Response:  The Registrant respectfully declines to make the Staff’s suggested revisions to its fundamental investment restrictions.  Neither Item 16(c) of Form N-1A nor the accompanying Instruction to the Item require a statement or an explanation of the relevant statutes or staff positions with respect to the items for which the Fund’s policies must be described.  In fact, Paragraph C.1(c) of the General Instructions to Form N-1A clearly states that responses to Items should avoid “restating legal or regulatory requirements to which Funds generally are subject.”

Trustees and Officers of the Trust: Management Information

23.
Comment: There needs to be a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the particular trustee was qualified to serve.  It is not sufficient to simply list the job titles of each of the Trustees.  See Item 17(b)(10).  (Page 52).

Response:  The specific experience, qualifications, attributes, and skills of each trustee are provided in the sixth column of the table under the heading, “Experience, Qualifications, Attributes, and Skills for Board Membership.”  As required by Item 17(b)(10), the column describes each trustee’s prior board experience, executive experience, and areas of expertise (e.g., prior experience as a chief financial officer, general counsel, management experience in the financial services industry, and past service at an asset management company, etc.).

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Please do not hesitate to contact me at (202) 419-8429 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Barbara A. Nugent, Esquire
Prufesh R. Modhera, Esquire
Cillian M. Lynch, Esquire